

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 31, 2008

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

> **Re: Startech Environmental Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed October 31, 2007**
> **File Nos. 333-143478 and 333-145903**

Dear Mr. Longo:

We have reviewed your filing and have the following comments.

<u>Form S-1/A</u>

<u>General</u>

1. We reissue prior comment 1 from our previous letter since it appears you have not filed a redlined version of either of your amendments on EDGAR showing changes from the previous submission.

2. We reissue prior comment 15 regarding your confidential treatment request.

3. Please revise your filings to update your financial statements in accordance with Rule 3-12 of Regulation S-X.

<u>Cover Page</u>

4. Please revise the information regarding certain selling securityholders here and in the Summary of the Offering section to clarify that they are not selling warrants but are selling shares of common stock issuable upon exercise of warrants.

Exhibit Index

5.   Please delete the asterisk from Exhibit 5.1 since it is not filed with your Form 10-K. Please note that we will need adequate time to review the legal opinion.

****

You may contact Jennifer Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Scott Rosenblum (*via facsimile* 212/715-8000)
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, New York 10036